NYSE Alternext US LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

November 12, 2008

NYSE Alternext US LLC (the “Exchange”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “SEC” or the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

Birch Mountain Resources, Ltd.

Common Stock, No Par Value

Commission File Number – 001-32475

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 1003(a)(i) of the NYSE Alternext US LLC Company Guide (the “Company Guide”) which requires a company to maintain at least $2 million in stockholders’ equity if the company has reported net losses in two out of its three most recent fiscal years;

(b)

Section 1003(a)(ii) of the Company Guide which requires a company to maintain at least $4 million in stockholders’ equity if the company has reported net losses in three out of its four most recent fiscal years;

(c)

Section 1003(a)(iii) of the Company Guide which requires a company to maintain at least $6 million in stockholders’ equity if the company has reported net losses in its five most recent fiscal years; and

(d)

Section 1003(a)(iv) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or removing from the list, securities of an issuer that has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such company will be able to continue operations and/or meet its obligations as they mature.

2.

The Common Stock (the “Common Stock”) of Birch Mountain Resources, Ltd. (the “Company” or “Birch Mountain”) does not qualify for continued listing for the following reasons:

(a)

The Company has incurred net losses as follows:

Years ended December 31,

Net Loss1

2007

$24,510,000

2006

$22,699,000

2005

$14,922,000

2004

$6,040,000

2003

$1,905,000

(b)

At December 31, 2007, the Company reported a stockholders’ deficit of $10,085,000.

(c)

At March 31, 2008, Birch Mountain reported cash of CDN $4,517,000, working capital of CDN $2,091,000 and for the three months ended March 31, 2008, had used approximately CDN $4,667,000 to fund its operations.

(d)

At June 30, 2008, Birch Mountain reported cash of CDN ($163,000), working capital deficit of CDN $61,670,000 and for the six months ended June 30, 2008, had used approximately CDN $9,057,000 to fund its operations.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On April 29, 2008, the Company was notified by the Exchange that following a review of its annual report on Form 20-F for the year ended December 31, 2007, Birch Mountain was not in compliance with Sections 1003(a)(i), 1003(a)(ii), 1003(a)(iii) and 1003(a)(iv) of the Company Guide.  The Company was offered the opportunity to submit a plan of compliance to the Exchange, detailing actions which the Company had taken, or intended to take, to regain compliance with the Exchange’s continued listing standards by October 29, 2009.

(b)

On May 28, 2008, Birch Mountain submitted its plan of compliance to the Exchange and on July 7, 2008, provided a supplement to the plan (collectively, the “Plan”).  On July 16, 2008, the Exchange notified Birch Mountain that it had accepted the Plan and granted the Company an extension until October 29, 2009 to regain compliance with the continued listing standards (the “Plan Period”).

(c)

Staff’s July 16, 2008 plan acceptance letter set forth certain conditions that the Company would be required to complete.  Among these conditions was a requirement to sufficiently address the Company’s delinquent interest payment to the holders of its unsecured subordinated debentures holders by July 30, 2008.  Furthermore, Birch Mountain was required to complete equity financing transactions of $7 million and $4 million by October 31, 2008 and March 31, 2009, respectively.

(d)

However, on July 23, 2008, the Company announced that it would not be able to make the June 30, 2008 semi-annual interest payment prior to the expiry date of the curative default period on July 30, 2008, and as a result, was issued a notice of default by the Trustee, Computershare Trust Company of Canada, on behalf of the holders of the debentures.  Furthermore, despite setting forth in the Plan that the Company would complete the above mentioned equity financing transactions, on July 23, 2008, Birch Mountain announced that it had determined to pursue an immediate sale of the Company.

(e)

On August 12, 2008, the Exchange notified Birch Mountain of its intention to initiate delisting proceedings against the Company (the “Staff Determination”).  Birch Mountain was notified that the Staff Determination was based primarily on the fact that Birch Mountain was unsuccessful in addressing its June 30, 2008 delinquent interest payment.  Furthermore, in regards to the Company’s announcement that it would pursue an immediate sale of the Company, Staff notified representatives of Birch Mountain that the sale or liquidation of a company’s assets does not represent an acceptable method to regain compliance with the Exchange’s continued listing standards.  As such, the Company was notified that its business plan was inconsistent with that as set forth in the Plan, and that the Company failed to demonstrate how it would regain compliance with Sections 1003(a)(i), 1003(a)(ii), 1003(a)(iii) or 1003(a)(iv) of the Company Guide.  Staff’s August 12, 2008 letter also informed the Company of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (a “Panel”) within seven days of the Staff Determination, or by August 19, 2008.

(f)

The Company did not request a hearing before a Panel within the requisite time period and had not otherwise regained compliance with the continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Common Stock from listing and/or registration by issuing a press release and posting notice on www.amex.com.  Further, a copy of this application has been forwarded to Mr. Shankar Nandiwada, Chief Financial Officer of Birch Mountain Resources, Ltd.

/s/

Janice O’Neill

Senior Vice President – Corporate Compliance
NYSE Regulation, Inc.

Footnotes

1 All values are presented in accordance with United States Generally Accepted Accounting Principals.